UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  October 6, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___                     Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 6, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                                  Date:    October 6, 2010
10-48-TR

Teck Announces Expiration and Final Results of Tender Offer for 10.75%
Notes due 2019

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today the expiration and final results of the Company’s tender offer to purchase for cash (the “Tender Offer”) up to an aggregate of US$1 billion principal amount of its outstanding 10.75% senior secured notes due 2019 (the “Notes”).

As of 12:00 midnight, New York City time, on October 5, 2010, the expiration date for Tender Offer, the aggregate principal amount of Notes tendered in the Tender Offer was approximately US$543 million, representing 29% of the aggregate principal amount of the Notes outstanding as of the launch of the Tender Offer.  On September 23, 2010, Teck accepted and purchased approximately US$293 million of Notes tendered at or prior to the Tender Offer’s early tender date.  Teck intends to promptly accept for purchase the remaining Notes tendered but not previously purchased in the Tender Offer.

J.P. Morgan Securities LLC, Banc of America Securities LLC, Citigroup Global Markets Inc. and Goldman, Sachs & Co.  are the Dealer Managers for the Tender Offer. Questions regarding the Tender Offer may be directed to J.P. Morgan Securities LLC Liability Management Group at (866) 834-4666 (toll-free), Banc of America Securities LLC Debt Advisory Services at (888) 292-0070 (toll-free) and Citigroup Global Markets Inc. Liability Management Group at (800) 558-3745 (toll free). Global Bondholder Services Corporation has been retained as depositary and information agent for the tender offer.  Requests for documents may be directed to Global Bondholder Services Corporation by telephone at (866) 389-1500 (toll-free) or in writing at 65 Broadway – Suite 404, New York, NY 10006, Attention: Corporate Actions.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the purchase of the Notes tendered in the Tender Offer.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in financial markets and action by courts or governments to enjoin the purchase of the remaining Notes.

About Teck Resources Limited
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  www.teck.com

Investor Contact:
Greg Waller
Teck Resources Limited
604-699-4014
greg.waller@teck.com

Media Contact:
Marcia Smith
Teck Resources Limited
604-699-4616
marcia.smith@teck.com

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